August 12, 2014

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-1004

Attention:	Amanda Ravitz
Daniel Morris
Jeanne Bennett
Brian Cascio

Re:	Capnia, Inc.
Registration Statement on Form S-1 (File No. 333-196635)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Capnia, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on August 8, 2014 relating to its Registration Statement on Form S-1 (File No. 333-196635) (the “Registration Statement”). The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Elton Satusky of Wilson Sonsini Goodrich and Rosati, Professional Corporation, at (650) 565-6588.

Sincerely,

CAPNIA, INC.

By:	/s/ Anish Bhatnagar
	Name:	Anish Bhatnagar
	Title:	Chief Executive Officer